SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 5

CHINDEX INTERNATIONAL, INC.

(Name of Issuer)

Chindex International, Inc.

Healthy Harmony Acquisition, Inc.

Healthy Harmony Holdings, L.P.

TPG Asia VI, L.P.

 TPG Asia, Inc.

Fosun Industrial Co., Limited

Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

Shanghai Fosun High Technology (Group) Co., Ltd.

Fosun International Limited

Fosun Holdings Limited

Fosun International Holdings Ltd.

Mr. Guangchang Guo

Roberta Lipson

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

169467107

(CUSIP Number of Class of Securities)

Lawrence Pemble Chindex International, Inc. 4340 East West Highway Bethesda, MD 20814 (301) 215-7777

Ronald Cami

Healthy Harmony Holdings, L.P.

Healthy Harmony Acquisition, Inc.

TPG Asia VI, L.P.

 TPG Asia, Inc.

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, CA 94104

(415) 743-1500

Fosun Industrial Co., Limited

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.

Shanghai Fosun High Technology (Group) Co., Ltd.

Fosun International Limited

Fosun Holdings Limited

Fosun International Holdings Ltd.

Guangchang Guo

Level 54, Hopewell Centre

183 Queen’s Road East

Hong Kong

Attention: Qiao Yang

Tel: +(86) 21 2313-8185

Roberta Lipson Chindex International, Inc. 4340 East West Highway Bethesda, MD 20814 (301) 215-7777

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Gary J. Simon Ellen Friedenberg Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004 (212) 837-6000	Ling Huang Cleary Gottlieb Steen & Hamilton LLP Twin Towers - West (23Fl) Jianguomenwai Da Jie Chaoyang District Beijing 100022, China +(86) 10 5920-1000	Chengfei Ding Troutman Sanders LLP 23/F CITIC Square Shanghai 200041, China +(86) 21 6133-8989

	Victor Lewkow Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Jon L. Christianson Daniel Dusek Skadden, Arps, Slate, Meagher & Flom LLP 30/F China World Office 2 No. 1 Jian Guo Men Wai Avenue Beijing 100004, China +(86) 10 6535-5500

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$461,304,159	$59,416

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $59,416 was determined by multiplying 0.0001288 by the aggregate merger consideration of $461,304,159. The aggregate merger consideration was calculated as the sum of (i) the product of (a) 18,678,608 outstanding shares of Common Stock (including Class B Common Stock and shares of Common Stock subject to restricted stock units and shares of restricted stock) as of May 14, 2014 to be acquired in the merger, multiplied by (b) the per share merger consideration of $24.00, plus (ii) the product of (x) options to purchase 990,238 shares of Common Stock with exercise prices below $24.00, multiplied by (y) $13.15 per share, representing the difference between the per share merger consideration of $24.00 and the weighted average exercise price per share of $10.85.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $59,416

Form or Registration No.: Schedule 14A

Filing Party: Chindex International, Inc.

Date Filed: May 15, 2014

Introduction

This Amendment No. 5 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Chindex International, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Common Stock”), and the Class B common stock, par value $0.01 per share (the “Class B Common Stock” and together with the Common Stock, the “Company Stock”), that is subject to the Rule 13e-3 transaction, (ii) Healthy Harmony Holdings, L.P., a Cayman Islands limited partnership (“Parent”), (iii) TPG Asia VI, L.P., a Cayman Islands limited partnership (“TPG”), (iv) TPG Asia, Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of TPG (“TPG Asia”), (v) Fosun Industrial Co., Limited (“Fosun”), a corporation organized under the laws of Hong Kong and a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., (vi) Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a corporation organized under the laws of China and a subsidiary of Shanghai Fosun High Technology (Group) Co., Ltd., (vii) Shanghai Fosun High Technology (Group) Co., Ltd., a corporation organized under the laws of China and a wholly-owned subsidiary of Fosun International Limited, (viii) Fosun International Limited, a corporation organized under the laws of Hong Kong and a subsidiary of Fosun Holdings Limited, (ix) Fosun Holdings Limited, a corporation organized under the laws of Hong Kong and a wholly-owned subsidiary of Fosun International Holdings Ltd., (x) Fosun International Holdings Ltd., a corporation organized under the laws of British Virgin Islands controlled by Mr. Guangchang Guo, (xi) Mr. Guangchang Guo, a citizen of the People’s Republic of China and (xii) Roberta Lipson, the chief executive officer and president of the Company (“Ms. Lipson”).

On April 18, 2014, the Company entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), as amended by Amendment No. 1 (“Amendment No. 1”) of the Amended and Restated Merger Agreement on August 6, 2014, and as further amended by Amendment No. 2 (“Amendment No. 2”) of the Amended and Restated Merger Agreement on September 29, 2014 (as so amended, the “Merger Agreement”), with Parent and Healthy Harmony Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement, on September 29, 2014, Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Parent is owned by TPG, Fosun, the RL Rollover Investors (as defined below) and 49 employees of the Company as agreed between Parent and the Company (the “Additional Rollover Stockholders”).

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Amendment No. 2 updated the shares of Company Stock being rolled over in the Merger by Ms. Lipson and the Benjamin Lipson Plafker Trust, the Daniel Lipson Plafker Trust, the Jonathan Lipson Plafker Trust, the Ariel Benjamin Lee Trust (Ms. Lipson and such trusts, collectively, the “RL Rollover Investors”), in order to conform to Amendment No. 1, dated as of September 29, 2014, of the First Amended and Restated Support Agreement, dated as of August 6, 2014, by and among Parent, TPG, Fosun, the RL Rollover Investors, Elyse Beth Silverberg and Lawrence Pemble, which updated the shares of Company Stock being rolled over in the Merger by the RL Rollover Investors. Amendment No. 2 did not amend any of the terms and conditions of the Amended and Restated Merger Agreement, as amended by Amendment No. 1, applicable to the Company’s unaffiliated stockholders (including the Merger Consideration (as defined in Item 15 below)).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. Except as set forth in this Final Amendment, all information in the Transaction Statement remains unchanged. Merger Sub is no longer a Filing Person because it was merged with and into the Company.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On September 16, 2014, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt the Merger Agreement by (i) the affirmative vote of the holders of a majority of the voting power of the outstanding Company Stock, voting as a single class, and (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding Company Stock not owned, directly or indirectly, by the following stockholders, voting as a single class: (v) holders of shares of Class B Common Stock, (w) Parent or Merger Sub, (x) the officers and directors of the Company (other than the members of the Transaction Committee of the Board of Directors of the Company), (y) Fosun, the RL Rollover Investors, the Additional Rollover Stockholders and any other persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub, and (z) any affiliates or associates of any of the foregoing.

On September 29, 2014 the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held by Parent, Merger Sub and any other subsidiary of Parent (including all shares contributed to Parent by Fosun, the RL Rollover Investors and the Additional Rollover Stockholders), (ii) shares held in treasury or owned by any subsidiary of the Company, and (iii) shares as to which statutory appraisal rights have been perfected under Delaware law) was converted into the right to receive $24.00 in cash, without interest (the “Merger Consideration”), and net of any taxes required to be withheld therefrom, whereupon all such shares were automatically cancelled and ceased to exist, and the holders of such shares ceased to have any rights with respect thereto other than the right to receive the Merger Consideration.

2

At the Effective Time, each outstanding option to purchase Company Stock (other than certain options that were converted into options to acquire limited partnership interests in Parent), whether or not the option was vested and exercisable, was cancelled and the holder of such stock option became entitled to receive a cash payment, without interest and net of any taxes required to be withheld therefrom, equal to the product of (i) the number of shares of Company Stock subject to the option as of the Effective Time, multiplied by (ii) the excess (if any) of $24.00 over the exercise price per share of Company Stock subject to such option. Each outstanding restricted share of Company Stock (other than certain shares of restricted stock that were converted into limited partnership interests in Parent) was fully vested and free of any forfeiture restrictions upon the Merger and treated in the same manner as all other shares of Company Stock. With respect to the Company’s performance restricted stock units (other than certain performance restricted stock units that were converted into similar awards of Parent), (i) those that had been earned by attainment of specified performance measures but were still subject to time-vesting were fully vested and free of any forfeiture restrictions immediately prior to the Effective Time and (ii) those whose performance period had not been completed at the time of the Merger vested at target performance levels upon the Merger. In each case, such performance restricted stock units were converted into the right to receive in cash the Merger Consideration per share. At the Effective Time, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Common Stock has ceased to trade on The NASDAQ Global Select Market (“NASDAQ”) as of September 29, 2014 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). Accordingly, the Company has requested that NASDAQ file an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ and the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

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Item 16.   Exhibits

(a)(2)(i)	Definitive Proxy Statement of Chindex International, Inc. (incorporated by reference to the Schedule 14A filed on August 7, 2014 with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by Chindex International, Inc., dated April 21, 2014, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2014.

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated April 18, 2014 (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2)*	The Discussion Materials for the Transaction Committee of the Board of Directors dated April 18, 2014, prepared by Morgan Stanley & Co. LLC.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)	Support Agreement, dated February 17, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. stockholders named therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2014.

(d)(3)†	Side Letter to Support Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Roberta Lipson.

(d)(4)†	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(5)†	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(6)†	Amended and Restated Limited Guarantee, dated April 18, 2014, by TPG Asia VI, L.P. in favor of Chindex International, Inc.

(d)(7)†	Side Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(8)	Amendment No. 1 of Amended and Restated Agreement and Plan of Merger, dated August 6, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated by reference to Appendix B of the Proxy Statement).

(d)(9)*	First Amended and Restated Support Agreement, dated August 6, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. Stockholders named therein.

(d)(10)*	Stock Pledge Agreement, dated August 6, 2014, between Fosun Industrial Co., Limited, TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(11)**	Form of Rollover Agreement by and between Healthy Harmony Holdings, L.P. and each employee of Chindex International, Inc. who is an “Additional Rollover Stockholder.”

(d)(12)	Amendment No. 2 of Amended and Restated Agreement and Plan of Merger, dated September 29, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2014).

(d)(13)	Amendment No. 1 of First Amended and Restated Support Agreement, dated September 29, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. Stockholders named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2014).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D of the Proxy Statement).

†	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on May 15, 2014.

*	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on August 6, 2014.

**	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on September 16, 2014.

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SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 30, 2014

CHINDEX INTERNATIONAL, INC.

By:	/s/ Kenneth A. Nilsson
Name: Kenneth A. Nilsson
Title: Chairman of the Board of Directors

HEALTHY HARMONY HOLDINGS, L.P.

By:	Healthy Harmony GP, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG ASIA VI, L.P.

By:	TPG Asia GenPar VI, L.P., its general partner

By:	TPG Asia GenPar VI Advisors, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG ASIA, INC.

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

MS. ROBERTA LIPSON

By:	/s/ Roberta Lipson

[Signature Page to Schedule 13E-3]

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO., LTD.

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors and Executive Director

SHANGHAI FOSUN HIGH TECHNOLOGY (GROUP) CO., LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors

FOSUN INTERNATIONAL LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors and Executive Director

FOSUN HOLDINGS LIMITED

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

Mr. Guangchang Guo

By:	/s/ Guangchang Guo

[Signature Page to Schedule 13E-3]

Exhibit Index

(a)(2)(i)	Definitive Proxy Statement of Chindex International, Inc. (incorporated by reference to the Schedule 14A filed on August 7, 2014 with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by Chindex International, Inc., dated April 21, 2014, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2014.

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated April 18, 2014 (incorporated herein by reference to Appendix C of the Proxy Statement).

(c)(2)*	The Discussion Materials for the Transaction Committee of the Board of Directors dated April 18, 2014, prepared by Morgan Stanley & Co. LLC.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)	Support Agreement, dated February 17, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. stockholders named therein, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2014.

(d)(3)†	Side Letter to Support Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Roberta Lipson.

(d)(4)†	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(5)†	Amended and Restated Equity Commitment Letter, dated April 18, 2014, between TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(6)†	Amended and Restated Limited Guarantee, dated April 18, 2014, by TPG Asia VI, L.P. in favor of Chindex International, Inc.

(d)(7)†	Side Agreement, dated April 18, 2014, by and among TPG Asia VI, L.P., Fosun Industrial Co., Limited and Healthy Harmony Holdings, L.P.

(d)(8)	Amendment No. 1 of Amended and Restated Agreement and Plan of Merger, dated August 6, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated by reference to Appendix B of the Proxy Statement).

(d)(9)*	First Amended and Restated Support Agreement, dated August 6, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. Stockholders named therein.

(d)(10)*	Stock Pledge Agreement, dated August 6, 2014, between Fosun Industrial Co., Limited, TPG Asia VI, L.P. and Healthy Harmony Holdings, L.P.

(d)(11)**	Form of Rollover Agreement by and between Healthy Harmony Holdings, L.P. and each employee of Chindex International, Inc. who is an “Additional Rollover Stockholder.”

(d)(12)	Amendment No. 2 of Amended and Restated Agreement and Plan of Merger, dated September 29, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2014).

(d)(13)	Amendment No. 1 of First Amended and Restated Support Agreement, dated September 29, 2014, by and among Healthy Harmony Holdings, L.P., TPG Asia VI, L.P. and the Chindex International, Inc. Stockholders named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2014).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D of the Proxy Statement).

†	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on May 15, 2014.

*	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on August 6, 2014.

**	Previously filed by the Rule 13E-3 Transaction Statement on Schedule 13E-3 on September 16, 2014.